

Jeff Sherman · 3rd

I act, share and care. Co-founder LIFT Digital/OnMilwaukee, Coin Flip, Counterman, Wisconsin Club, other ventures.

Greater Milwaukee Area · 500+ connections · **Contact info**

 **OnMilwaukee.com**

 **Marquette University**

Experience



Co-Founder/President
OnMilwaukee.com
Sep 2000 – Present · 19 yrs 9 mos



Marketing
Drink ZYN
Nov 2017 – Present · 2 yrs 7 mos



Consultant, publisher partner
Okanjo
Oct 2012 – Oct 2014 · 2 yrs 1 mo
Greater Milwaukee Area

Investor, consultant, publisher partner.



Senior Account Executive
Mueller Comm
Jan 1994 – Jan 1998 · 4 yrs 1 mo
Milwaukee

Communications, lobbying and marketing for a variety of clients including: Milwaukee Brewers, Visit Milwaukee, Wisconsin Center District and several others.

Director of Communications
Wisconsin Sports Authority
Jan 1992 – Jan 1994 · 2 yrs 1 mo

Communications and marketing for statewide sports promotional entity in Wisconsin.

Education



Marquette University
Bachelor of Science - Marketing/Finance, Business Adminstration
1987 – 1991



Cardinal Stritch University
Masters of Business Administration
1996 – 1999

McKinley

